May 2, 2016

VIA EDGAR CORRESPONDENCE

John M. Ganley, Esq.

Senior Counsel

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

We are writing to respond to the comments that you communicated to us by telephone on April 18, 2016, relating to Post-Effective Amendment No. 92 under the Securities Act of 1933 and No. 94 under the Investment Company Act of 1940 (“1940 Act”) (the “Post-Effective Amendment”) to the Registration Statement on Form N-1A of ProFunds (the “Registrant”), which was filed on February 29, 2016. The Post-Effective Amendment was filed to reflect changes to the Money Market ProFund’s (the “Fund”) investment policies that will enable it to operate as a government money market fund.

For ease of reference, the comments have been restated in italics before our response. Capitalized terms not otherwise defined have the same meanings as those in the Post-Effective Amendment.

1.	Comment: The Cash Management Portfolio should sign the Fund’s Registration Statement. See Letter from Richard Breeden to the Hon. John Dingell (April 15, 1992) (“Dingell Letter”).

Response: As discussed with the Staff, the Registrant will seek to comply with the Staff’s request in the near term and amend its registration statement accordingly.

2.	Comment: To the extent that the Fund incorporates the financial statements of the Cash Management Portfolio, the Fund should file as an exhibit to its Post-Effective Amendment the consent of the Cash Management Portfolio’s auditors.

Response: The consent of the Cash Management Portfolio’s auditors will be filed as an exhibit to the Fund’s Post-Effective Amendment.

3.	Comment: Consider moving the Fund’s “names rule” policy from the SAI to the Summary Prospectus.

Response: The Registrant respectfully submits that the disclosure is appropriate where it is currently located.

4.	Comment: Please clarify the disclosure in the Fund’s Prospectus that states that the Advisor has “voluntarily” agreed to waive fees and/or reimburse expenses for the Fund to the extent necessary to maintain a certain minimum net yield for the fund.

Response: The referenced disclosure has been revised to reflect the Advisor’s contractual waiver arrangement.

5.	Comment: Please explain how the Fund’s Investment Restriction regarding concentration, which permits the Fund to invest more than 25% of its total assets in banker’s acceptances, certificates of deposit and similar instruments issued by U.S. banks, is consistent with the Fund’s operation as a government money market fund.

Response: The Fund’s fundamental investment restriction regarding concentration is not inconsistent with its policy to invest at least 80% of its net assets in government securities and/or repurchase agreements that are collateralized by government securities and, as a result, the Fund has not solicited shareholder approval to amend the referenced fundamental investment restriction.

6.	Comment: The Fund should include in its Registration Statement information regarding the management of Cash Management Portfolio. See Dingell Letter.

Response: As discussed with the Staff, the Registrant will seek to comply with the Staff’s request in the near term and amend its registration statement accordingly.

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We hope that these responses and revised disclosures adequately address your comments. If you have any further comments or questions regarding this Post-Effective Amendment, please contact me at (240) 497-6578. Thank you for your time and attention to this Post-Effective Amendment.

Very truly yours,

/s/ Robert J. Borzone, Jr.
ProShare Advisors LLC
Vice President and Legal Counsel